Hydro One Reports Positive Fourth Quarter Results

Robust business fundamentals showcase organizational commitment to reducing costs and improving processes as favourable weather drives financial metrics

TORONTO, February 21, 2019 – Hydro One Limited (Hydro One or the Company), the parent company of Ontario’s largest electricity transmission and distribution utility, today announced its financial and operating results for the fourth quarter ended December 31, 2018.
Fourth Quarter Highlights

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Favourable weather and lower taxes contributed to earnings per share (EPS) of $0.27 and adjusted EPS of $0.30, compared to $0.26 and $0.29, respectively, for the same period in 2017. For the full year, 2018 EPS of $1.31 and adjusted EPS of $1.35 demonstrate growth over $1.11 and $1.17 in 2017, respectively.

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A disciplined approach to project management resulted in $1.8 billion of assets being placed into service in the year, which was consistent with the $1.8 billion of aggregate in-servicing plans put forward to the Ontario Energy Board (OEB), providing a continuation of strong project execution in terms of scope, schedule and budget adherence.

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Continued positive outcomes from the Company’s new vegetation management program that reduces the tree trimming cycle from 10 years to 3 years. Forestry teams did three times as much work while holding operation, maintenance and administration (OM&A) costs at a nominal increase.

•	Productivity savings of $135.5 million represent a 52% increase year-over-year. Total productivity savings since 2015 amount to quarter of a billion dollars.

•	Distribution reliability improved year-over-year with a 1.1 hour (14.2%) reduction in total outage duration over 2017.

•	The Company achieved its 2018 safety target with 1.1 recordable incidents per 200,000 hours worked, a 35% improvement compared to 2015.

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On December 21, the Company’s Merivale transmission station was fully restored to normal status. The facility had been serving Ottawa area customers in a temporary operational state since a devastating storm and tornado destroyed the station in September.

•	Quarterly dividend declared at $0.23 per share, payable March 29, 2019.
Recent Events

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As required by legislation, the Company posted its proposed reduced executive compensation framework on its website on February 14, 2019 for approval by the Ontario government. The government has not approved the framework in the form posted. Discussion of the framework is ongoing.

•	Last month, Avista Corporation (Avista) and Hydro One mutually agreed to terminate the merger agreement. Hydro One paid a termination fee of US$103 million to Avista on January 24.

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Hydro One was recognized in January with two awards from the Edison Electric Institute for restoring major outages due to storms. Hydro One also further solidified its international reputation by providing mutual support to California restoration efforts following devastating wildfires.

•	Hydro One was recognized by Forbes as one of Canada’s Best Employers for 2019.
“Hydro One had a strong fourth quarter and made considerable progress in driving down costs, improving service reliability and increasing operational efficiencies throughout 2018 as part of our commitment to deliver greater value to shareholders and customers,” said Paul Dobson, Acting President and CEO. “With regard to Avista, given the regulatory circumstances, Hydro One and Avista mutually agreed to terminate the acquisition. Hydro One has been proudly serving customers for over 100 years, with excellent business fundamentals and has a team of dedicated, engaged, and resilient employees determined to innovate and improve all aspects of the business every day.”

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Selected Consolidated Financial and Operating Highlights

Three months ended December 31,			Year ended December 31,
(amounts throughout in millions of Canadian dollars, except as otherwise noted)	2018	2017	2018	2017

Revenues	1,559	1,439	6,218	5,990
Purchased power	741	662	2,899	2,875
Revenues, net of purchased power[1]	818	777	3,319	3,115
Net income attributable to common shareholders	162	155	778	658
Costs related to acquisition of Avista, after tax	14	15	29	36
Adjusted net income attributable to common shareholders[1]	176	170	807	694

Basic EPS	$0.27	$0.26	$1.31	$1.11
Diluted EPS	$0.27	$0.26	$1.30	$1.10
Basic Adjusted EPS[1]	$0.30	$0.29	$1.35	$1.17
Diluted Adjusted EPS[1]	$0.29	$0.28	$1.35	$1.16

Net cash from operating activities	399	523	1,575	1,716
Capital investments	467	431	1,575	1,567
Assets placed in-service	952	733	1,813	1,592

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,416	18,946	20,485	19,587
Distribution: Electricity distributed to Hydro One customers (GWh)	7,004	6,784	27,338	25,876
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis (MD&A) for further discussion of these items.
Key Financial Highlights
In the fourth quarter of 2018, the Company reported net income attributable to common shareholders of $162 million (2017 - $155 million), a 4.5% increase from last year, and EPS of $0.27 (2017 - $0.26). Adjusted EPS, which exclude the after tax impact of costs ($14 million) related to the recently-terminated Avista acquisition, were $0.30 for the quarter (2017 - $0.29).
Revenues, net of purchased power, for the fourth quarter were higher than last year by 5.3%. This reflects increased transmission and distribution revenues due to higher energy consumption resulting from favourable weather, as well as higher transmission revenues driven by increased OEB-approved transmission rates.
The comparability of fourth quarter earnings was impacted by higher vegetation management costs arising from a change to an improved vegetation program resulting in greater coverage and better reliability, higher non-recurring savings in 2017, including property taxes, HST recovery, and insurance proceeds, and higher stations and lines maintenance costs.
Lower income tax expense for the fourth quarter of 2018, compared to 2017, was primarily attributable to an increase in tax deductions arising from higher in-service additions coupled with an increased allocation to a higher depreciation class, as well as higher pension and other post-employment benefit (OPEB) contributions for tax purposes. The Company is required to accrue taxes based on the tax liability without considering the temporary differences as prescribed by the regulator.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, address aging power system infrastructure, facilitate connectivity to new load customers and generation sources, and improve service to customers. The Company made capital investments of $467 million during the fourth quarter, and placed $952 million worth of new assets in-service. For the full year, the Company placed $1.8 billion of assets into service, which was consistent with the $1.8 billion of aggregate capital in-servicing plans put forward to the OEB. This was achieved due to considerable discipline throughout the year on project execution, scope, scheduling and budget controls.
For the year, the Company reported net income of $778 million (2017 - $658 million), an 18.2% increase from last year, and EPS of $1.31 (2017 - $1.11). Adjusted EPS are $1.35 for the year. Year-to-date results were impacted by similar factors to those noted above.

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In addition, year-to-date results were affected by higher project write-offs due to revision of asset replacement strategies and alternatives not pursued, and obsolete inventory and technology, savings related to the renewed information technology (IT) outsourced contract, and lower costs related to the recently-terminated acquisition of Avista. Higher financing charges were driven by increased interest expense on the convertible debentures, partially offset by year-to-date revaluation of the foreign exchange contract.
Higher year-to-date income tax expense was primarily attributable to higher earnings in 2018, partially offset by higher temporary differences arising from higher in-service additions in 2018, compared to 2017.
Selected Operating Highlights
The increase in OM&A in the fourth quarter was associated with the Company’s new innovative vegetation management program that reduces the cycle time for tree trimming from 10 years to 3 years. By working the lines more frequently to address trees or other vegetation that could impact service, it improves the safety and reliability of the distribution network. In 2018, the Company completed vegetation work on approximately 30,000 km of lines, representing more than three times the work completed compared to 2017, but with only a marginal increase in cost. Adjusted for one-time costs, the increase in total OM&A costs was nominal.
The Company built on its strong performance from last year with productivity savings of $135.5 million in 2018, primarily through initiatives such as better procurement, fleet reduction, lower IT costs, and more efficient cable locate programs. The total productivity savings since 2015 increased to over a quarter of a billion dollars.
Reliability of the Company’s distribution system improved with a 1.1 hour reduction in total average outage duration over the 2017 metric of 7.9 hours. This improvement was the result of the new vegetation management program discussed above, strategically applied upgrades to circuits, modernizing equipment in the grid and a more proactive approach to storm preparation.
Management continued its focus on ensuring safety was top-of-mind for all employees. With 1.1 recordable incidents per 200,000 hours worked in 2018, the Company extended the downward trend of safety incidents that has resulted in a 35% reduction since 2015.
Following a thunderstorm and multiple tornados in the Ottawa area on September 23 that destroyed the Company’s Merivale transmission station, crews restored service to Hydro Ottawa and Hydro One customers in the area with an innovative, but temporary, solution within 48 hours. This was followed by a permanent restoration that was completed on December 21, returning the station back to normal operation.
The Edison Electric Institute recognized Hydro One with two Emergency Recovery Award awards for its efforts in 2018. The first award was for the Company’s response in restoring power after a May 2018 windstorm while the second was for the above-mentioned thunderstorm and tornado event the following September.
Subject to approval by the Management Board of the Cabinet, a new framework for executive compensation was released by Hydro One on February 14, 2019. The program was developed by the Company’s independent Board of Directors, is competitive and will support efforts to both attract as well as retain an experienced leadership team, including President and CEO. Further, the framework continues to support the Company’s commitment to driving exceptional customer service, improved reliability, cost reductions and greater shareholder value.
Following denials from the Washington Utilities and Transportation Commission in December and the Idaho Public Utilities Commission in January regarding the Company’s Avista merger proposal (Merger), the Oregon Public Utility Commission issued a notice of abeyance. On January 23, both companies announced they had mutually agreed to terminate the merger agreement.
Hydro One brand recognition was heightened internationally after the Company supported a California-based utility after devastating wildfires affected the electrical system in the state. Two teams of approximately 20 forestry technicians each worked in central California for system inspection and quality control to support restoration efforts from November 26 to December 20.

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On January 29, Forbes recognized Hydro One on its list of Canada’s Best Employers for 2019. Based on a survey of over 8,000 people working at Canadian businesses with over 500 employees, the Company’s performance demonstrates its efforts to create an engaged workforce and positive working environment.
Common Share Dividends
Following the conclusion of the fourth quarter, on February 20, 2019, the Company declared a quarterly cash dividend to common shareholders of $0.23 per share to be paid on March 29, 2019 to shareholders of record on March 13, 2019.
Supplemental Segment Information

Three months ended December 31,			Year ended December 31,
(millions of dollars)	2018	2017	2018	2017

Revenues
Transmission	410	379	1,754	1,578
Distribution	1,138	1,049	4,422	4,366
Other	11	11	42	46
Total revenues	1,559	1,439	6,218	5,990

Revenues, net of purchased power
Transmission	410	379	1,754	1,578
Distribution	397	387	1,523	1,491
Other	11	11	42	46
Total revenues, net of purchased power	818	777	3,319	3,115

Income (loss) before financing charges and taxes
Transmission	182	189	910	783
Distribution	129	139	526	508
Other	(18)	(9)	(59)	(59)
Total income before financing charges and taxes	293	319	1,377	1,232

Capital investments
Transmission	292	267	985	968
Distribution	168	161	577	588
Other	7	3	13	11
Total capital investments	467	431	1,575	1,567

Assets placed in-service
Transmission	698	522	1,164	889
Distribution	253	207	642	689
Other	1	4	7	14
Total assets placed in-service	952	733	1,813	1,592

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Summary of Fourth Quarter Results of Operations
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2018 of $162 million is an increase of $7 million or 4.5% from the prior year. Excluding the impact of costs related to the recently-terminated Avista acquisition, net income for the quarter increased by 3.5%.
Revenues
The quarterly increase of $31 million or 8.2% in transmission revenues was primarily due to higher revenues driven by increased OEB-approved transmission rates for 2018, and higher average monthly Ontario 60-minute peak demand driven by favourable weather in the fourth quarter of 2018.
The quarterly increase of $10 million or 2.6% in distribution revenues, net of purchased power, was primarily due to higher energy consumption resulting from favourable weather in the fourth quarter of 2018 and higher deferred regulatory adjustments; partially offset by lower CDM revenue.
OM&A Costs
The quarterly increase of $35 million or 44.3% in transmission OM&A costs was primarily due to a non-recurring reduction of provision for payments in lieu of property taxes following a favourable reassessment of the regulation in 2017, higher volume of demand maintenance work on power equipment and overhead lines, insurance proceeds received in 2017 due to equipment failures at the Fairchild and Campbell transmission stations, and higher volume of work on vegetation management.
The quarterly increase of $21 million or 14.4% in distribution OM&A costs was primarily due to higher volume of work on vegetation management, and higher volume of emergency calls, partially offset by lower storm restoration costs, and lower costs related to the renewed IT contract.
A further increase of $8 million in other OM&A is driven primarily by higher costs related to the Merger.
Financing Charges
The quarterly increase of $4 million or 3.4% in financing charges was primarily due to an increase in interest expense on long-term debt resulting from an increase in weighted-average long-term debt balance outstanding during the quarter, partially offset by an unrealized loss recorded in 2017 due to revaluation of the foreign exchange contract related to the Merger.
Income Taxes
Income tax expense for the fourth quarter of 2018 decreased by $37 million compared to 2017, and the Company realized an effective tax rate of approximately 0.6% in the fourth quarter of 2018, compared to approximately 19.0% realized in 2017. This was primarily attributable to an increase in tax deductions arising from higher in-service additions coupled with an increased allocation to a higher depreciation class, as well as higher pension and other post-employment benefit (OPEB) contributions for tax purposes. The Company is required to accrue taxes based on the tax liability without considering the temporary differences as prescribed by the regulator.
Assets Placed In-Service
The increase in transmission assets placed in-service during the fourth quarter was primarily due to the following:

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assets placed in-service in the fourth quarter of 2018 for station sustainment investments, including Horning, Centralia, London Nelson, St. Isidore, Wanstead, Palmerston, Chenaux, and Dryden transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project;

•	higher volume of demand work placed in-service associated with equipment failures; and

•	higher volume of overhead lines and component replacement work placed in-service; partially offset by

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•	substantial investments in major development projects placed in-service in 2017, including Leamington and Holland transmission stations; and

•	assets placed in-service in the fourth quarter of 2017 for station sustainment investments, including OverBrook, Hanmer, and Leaside transmission stations.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to the following:

•	timing of investments placed in-service for system capability reinforcement projects;

•	cumulative investments in the Advanced Distribution System project placed in-service in 2018; and

•	cumulative investments in distribution generation connection projects placed in-service in 2018; partially offset by

•	the completion of the Company’s website redesign project to improve customer service and operational efficiencies; and

•	timing of demand work on large joint-use and line relocation projects.
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to the following:

•	higher volume of overhead lines refurbishments and replacements;

•	higher volume of demand work associated with equipment failures;

•	higher volume of work required to adhere to the NERC Cyber Security standards;

•
timing of project work on major development projects, including the Niagara Reinforcement, Lake Superior Link, and East-West Tie Connection projects, as well as work at Clarington and Holland transmission stations; and

•	higher volume of spare transformer purchases; partially offset by

•	lower volume of transmission station refurbishments and replacements work.
The increase in distribution capital investments during the fourth quarter was primarily due to the following:

•	higher spend on joint use and line relocation projects due to timing of capital contributions; and

•	increased volume of emergency power and storm restorations work due to higher storm activity in 2018.

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Consolidated Income Statements

Three months ended December 31,			Year ended December 31,
(millions of dollars, except per share amounts)	2018	2017	2018	2017

Revenues
Distribution	1,138	1,049	4,422	4,366
Transmission	410	379	1,754	1,578
Other	11	11	42	46
	1,559	1,439	6,218	5,990

Costs
Purchased power	741	662	2,899	2,875
Operation, maintenance and administration	308	244	1,105	1,066
Depreciation and amortization	217	214	837	817
	1,266	1,120	4,841	4,758

Income before financing charges and taxes	293	319	1,377	1,232
Financing charges	123	119	459	439

Income before taxes	170	200	918	793
Income taxes	1	38	116	111
Net income	169	162	802	682

Other comprehensive income	2	—	4	1
Comprehensive income	171	162	806	683

Net income attributable to:
Noncontrolling interest	2	2	6	6
Preferred shareholders	5	5	18	18
Common shareholders	162	155	778	658
	169	162	802	682

Comprehensive income attributable to:
Noncontrolling interest	2	2	6	6
Preferred shareholders	5	5	18	18
Common shareholders	164	155	782	659
	171	162	806	683

Basic EPS	$0.27	$0.26	$1.31	$1.11
Diluted EPS	$0.27	$0.26	$1.30	$1.10
Basic Adjusted EPS	$0.30	$0.29	$1.35	$1.17
Diluted Adjusted EPS	$0.29	$0.28	$1.35	$1.16

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Consolidated Balance Sheets

December 31 (millions of dollars)	2018	2017

Assets
Current assets:
Cash and cash equivalents	483	25
Accounts receivable	628	636
Due from related parties	255	253
Other current assets	125	105
	1,491	1,019

Property, plant and equipment	20,687	19,947
Other long-term assets:
Regulatory assets	2,820	3,049
Deferred income tax assets	704	987
Intangible assets	410	369
Goodwill	325	325
Other assets	5	5
	4,264	4,735
Total assets	26,442	25,701

Liabilities
Current liabilities
Short-term notes payable	1,252	926
Long-term debt payable within one year	731	752
Accounts payable and other current liabilities	874	905
Due to related parties	89	157
	2,946	2,740

Long-term liabilities
Long-term debt	9,978	9,315
Convertible debentures	489	487
Regulatory liabilities	326	128
Deferred income tax liabilities	58	71
Other long-term liabilities	2,135	2,707
	12,986	12,708
Total liabilities	15,932	15,448

Noncontrolling interest subject to redemption	21	22

Equity
Common shares	5,643	5,631
Preferred shares	418	418
Additional paid-in capital	56	49
Retained earnings	4,326	4,090
Accumulated other comprehensive loss	(3)	(7)
Hydro One shareholders' equity	10,440	10,181

Noncontrolling interest	49	50
Total equity	10,489	10,231
	26,442	25,701

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Consolidated Statements of Cash Flows

Three months ended December 31,			Year ended December 31,
(millions of dollars)	2018	2017	2018	2017

Operating activities
Net income	169	162	802	682
Environmental expenditures	(5)	(5)	(22)	(24)
Adjustments for non-cash items
Depreciation and amortization	198	190	747	727
Regulatory assets and liabilities	(1)	20	(33)	112
Deferred income taxes	(4)	30	91	85
Unrealized loss (gain) on foreign exchange contract	—	3	(25)	3
Other	11	9	38	18
Changes in non-cash balances related to operations	31	114	(23)	113
Net cash from operating activities	399	523	1,575	1,716

Financing activities
Long-term debt issued	—	—	1,400	—
Long-term debt repaid	(752)	(601)	(753)	(602)
Short-term notes issued	1,255	985	4,242	3,795
Short-term notes repaid	(447)	(953)	(3,916)	(3,338)
Convertible debentures issued	—	—	—	513
Dividends paid	(142)	(136)	(560)	(536)
Distributions paid to noncontrolling interest	(2)	(2)	(8)	(6)
Other	—	—	(6)	(27)
Net cash from (used in) financing activities	(88)	(707)	399	(201)

Investing activities
Capital expenditures
Property, plant and equipment	(396)	(396)	(1,418)	(1,467)
Intangible assets	(59)	(23)	(120)	(80)
Capital contributions received	7	—	7	9
Other	7	6	15	(2)
Net cash used in investing activities	(441)	(413)	(1,516)	(1,540)

Net change in cash and cash equivalents	(130)	(597)	458	(25)
Cash and cash equivalents, beginning of period	613	622	25	50
Cash and cash equivalents, end of period	483	25	483	25

This press release should be read in conjunction with the Company’s 2018 Consolidated Financial Statements and MD&A. These statements and MD&A together with additional information about Hydro One, can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s fourth quarter 2018 results teleconference with the investment community will be held on February 21, 2019 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-855-716-2690 prior to the scheduled start time and request access to Hydro One’s fourth quarter 2018 results call, conference ID 4376998 (international callers may dial 1-440-996-5689). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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About Hydro One Limited
We are Ontario's largest electricity transmission and distribution provider with almost 1.4 million valued customers, over C$26.4 billion in assets and 2018 annual revenues of over C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.'s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited's common shares are listed on the Toronto Stock Exchange (TSX: H).

For More Information
For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: customer service; innovation and improvement; cost reductions; shareholder value; reliability and performance; connections; the Company’s rate applications, related decisions and anticipated impacts; the OEB’s review relating to allocation of deferred tax assets; ongoing and planned investments, projects and initiatives; dividends; and the Company’s executive compensation framework, its status, related expectations and anticipated impacts. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943

Media:
Jay Armitage
Director, Communications
media.relations@hydroone.com
416-345-6868

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